EXHIBIT 99.1

POET Technologies to Report Full Year 2021 Financial Results on April 26

Management to Host Business Update Conference Call on April 27

TORONTO, April 21, 2022 (GLOBE NEWSWIRE) -- POET Technologies Inc. (“POET” or the “Company”) (TSX Venture: PTK; Nasdaq: POET), the designer and developer of the POET Optical Interposer™ and Photonic Integrated Circuits (PICs) for the data center and tele-communication markets, today announced the Company will distribute its audited consolidated financial results for the fourth quarter and full year ended December 31, 2021 after the close of market on Tuesday, April 26, 2022.

Additionally, the Company will host a business update conference call on Wednesday, April 27th at 8:00 a.m. Pacific Time (11:00 a.m. Eastern Time). The conference call will be led by POET’s Chairman & CEO, Dr. Suresh Venkatesan, who will be joined by Vivek Rajgarhia, President & GM, and Thomas Mika, EVP and CFO.

Analysts and investors are invited to join the conference call using the following information:

Date: Wednesday, April 27, 2022
Time: 8:00 a.m. Pacific Time (11:00 a.m. Eastern Time)
Conference Dial-in: 1-866-688-4315
International Dial-in: +1-409-217-8326
Conference ID: 6948124
Webcast and presentation slides: Click Here

A link to the live webcast and archived replay of the business update conference call, as well as associated presentation materials, will be available on the day of the event in the Investor Relations section of POET’s website at www.poet-technologies.com. Additionally, an audio-only telephone replay of the call will be made available approximately two hours after the call and remain available through May 4, 2022. The telephone replay can be accessed by dialing 1-855-859-2056 and using the Conference ID 6948124. International callers should dial +1-404-537-3406 and use the same Conference ID.

About POET Technologies

POET Technologies is a design and development company offering integration solutions based on the POET Optical Interposer™ a novel platform that allows the seamless integration of electronic and photonic devices into a single multi-chip module using advanced wafer-level semiconductor manufacturing techniques and packaging methods. POET’s Optical Interposer eliminates costly components and labor-intensive assembly, alignment, burn-in and testing methods employed in conventional photonics. The cost-efficient integration scheme and scalability of the POET Optical Interposer brings value to any device or system that integrates electronics and photonics, including some of the highest growth areas of computing, such as Artificial Intelligence (AI), the Internet of Things (IoT), autonomous vehicles and high-speed networking for cloud service providers and data centers. POET is headquartered in Toronto, with operations in Allentown, PA, Shenzhen, China and Singapore. More information may be obtained at www.poet-technologies.com. Follow POET on LinkedIn and Twitter.

Shareholder Contact: Shelton Group Brett L. Perry sheltonir@sheltongroup.com	Company Contact: Thomas R. Mika, EVP & CFO tm@poet-technologies.com

This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding any potential outcome. Such statements include the Company’s expectations with respect to the success of the Company’s collaboration with third-parties, product launches, product development efforts, the performance of its products, the expected results of its operations, meeting revenue targets, and the expectation of continued success in the financing efforts, the capability, functionality, performance and cost of the Company’s technology as well as the market acceptance, inclusion and timing of the Company’s technology in current and future products.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations regarding the success and timing of its collaborations with third-parties, completion of its product launches, development efforts, ability to successfully demonstrate its products on time, financing activities, future growth, recruitment of personnel, opening of offices, the form and potential of its planned joint venture, plans for and completion of projects by the Company’s third-party consultants, contractors and partners, availability of capital, and the necessity to incur capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, the failure of its collaborations with third-parties, failure of its products to meet performance requirements, the failure to demonstrate or launch products, operational risks in the completion of the Company’s anticipated projects, a delay or abandonment of its planned joint venture, delays in recruitment for its newly opened operations or changes in plans with respect to the development of the Company’s anticipated projects by third-parties, risks affecting the Company’s ability to execute projects, the ability of the Company to generate sales for its products, the ability to attract key personnel, and the ability to raise additional capital. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

120 Eglinton Avenue, East, Suite 1107, Toronto, ON, M4P 1E2- Tel: 416-368-9411 - Fax: 416-322-5075